FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2006

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PARAGRAPHS 1 THRU 4 OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K AND ITEM 2 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

1.     Attached hereto and incorporated by reference is the following Registrant’s press release: BOS announces the BOSaNOVA Mobile system Connectivity with iSeries computers makes the cellular telephone a work station; Dated March 29, 2006.

2.     The Registrant shall be holding its Annual Meeting of Shareholders at the offices of the Catalyst Fund LP at 3 Daniel Frisch Street, Tel-Aviv, Israel, on May 18, 2006 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.	To reelect Messrs. Edouard Cukierman, Joel Adler, Adiv Baruch, Avishai Glück, Andrea Mandel-Mantello and Ronen Zavlik and to elect Mr. Jean-Marc Bally to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd. as the Company’s Independent Auditors.

3.	To increase the registered share capital of the Company and to amend article 4.1 of the Articles of Association and section 4 of the Memorandum of Association, accordingly.

4.	To amend the Articles of Association of the Company in light of amendments to the Israeli Companies Law.

5.	To amend the indemnification agreements issued and to be issued in the future to directors of the Company, in light of the amendment to the Articles of Association.

6.	To approve the grant of shares to Adiv Baruch, CEO of the Company, and grant of options to Signum Ltd.

7.	To approve the grant of shares and options to Mr. Edouard Cukierman, Chairman of the Board of Directors.

8.	To authorize the audit committee and the Board to distribute bonuses to the Chairman and CEO.

9.	To approve an increase of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

10.	To receive the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2005.

11.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to the Company’s Articles of Association, the Board of Directors has fixed the close of business on April 10, 2006 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

All the proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage.

The Registrant’s proxy statement shall soon be filed on Form 6-K.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) BY: /S/ Nehemia Kaufman —————————————— Nehemia Kaufman CFO

Dated: March 30, 2006

PRESS RELEASE

BOS announces the BOSaNOVA Mobile system
Connectivity with iSeries computers
makes the cellular telephone a work station

Teradyon Israel, March, 29, 2006 – B.O.S. Better Online Solutions Ltd. (hereinafter: “the Company” or “BOS”) (Nasdaq: BOSC; Tel Aviv Stock Exchange: BOSC) announced today the launching of BOSaNOVA Mobile, a new technology which converts your telephone to a work station, and enables agents, salesmen and systems managers to receive information from the central iSeries computers in the Company at any place they are located.

BOSaNOVA Mobile, which was developed by the Connectivity Division at BOScom, a wholly-owned subsidiary of BOS, combines the convenience of mobile instruments with the ability, stability and power of a BOSaNOVA platform. The system converts mobile instruments such as mobile terminals and cellular telephones to mobile work stations while using the emulation well known in fixed work stations.

BOSaNOVA Mobile is based on a server architecture, enabling central management of work stations, without the need to make local definitions for every mobile instrument in the network. It enables dynamic and remote identifications of users, configurations of mobile work stations, automatic installation and updating of software in the cellular instrument and the mobile terminal. In addition, the system provides a solution to the problem of instability in the network, enables maintaining and retrieving information up to the point when the mobile instrument was cut off.

BOSaNOVA Mobile enables end users to perform their work from any place, while using the emulation known from work stations in mobile terminals and cellular instruments. The mobile instruments maintain a work environment recognized from end stations

Shay Sadeh, the Vice President of the Connectivity Division, said “that the creation of the BOSaNOVA Mobile is part of the process to expand the basket of solutions of the BOSaNOVA products family to additional fields, while maintaining the capability of central management and control tools, also when using advanced instruments. BOSaNOVA Mobile also enables all organizations to shorten the work process, to make the work of agents in the field much more efficient and to keep them all up-to-date in real-time.”

Adiv Baruch, CEO of BOS said “As part of our strategy to provide new cutting edge solutions that empower enterprises to communicate in changing technological and business environments, we are launching the BOSaNOVA mobile to allow our customers to increase operational efficiencies while leveraging current infrastructure.”

About BOS

B.O.S. Better Online Solutions Ltd. (the “Company” or “BOS”) (NASDAQ:BOSC; TASE: BOSC) was established in 1990. Through its wholly owned subsidiaries, BOS activities are focused on two divisions:

Connectivity division, with products marketed under the BOSaNOVA brand name. These products deliver instant and transparent connectivity from IBM iSeries computers to personal computers, thin clients and browsers.

Electronic Components division, based on Odem Electronic Technologies 1992 Ltd., providing solutions in RFID, semiconductors, electronic components, CCD, imaging, networking, telecom and automation. BOS, www.boscorporate.com is traded on NASDAQ and on the Tel-Aviv stock exchange.

For further information, please contact:
Mr. Emanuel Kahana
Gelbart-Kahana Public Relations & Investors Relations
Tel. +972-3-6074717, e-Mail: info@gk-biz.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.